UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2023

SKEENA RESOURCES LIMITED

(Translation of Registrant's Name into English)

001-40961
(Commission File Number)

1133 Melville Street, Suite 2600, Vancouver, British Columbia, V6E 4E5, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☐                 Form 40-F     ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10, and 99.11 to this report, furnished on Form 6-K, are furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

EXHIBIT INDEX

99.1	A copy of the registrant’s News Release dated December 22, 2023.
99.2	Eskay Creek Project – British Columbia – NI 43-101 Technical Report on Updated Feasibility Study
99.3	Consent of Qualified Person (NI 43-101) – Ben Adaszynski (Sedgman Canada Limited)
99.4	Consent of Qualified Person (NI 43-101) – Terre Lane (Global Resource Engineering)
99.5	Consent of Qualified Person (NI 43-101) – Hamid Samari (Global Resource Engineering)
99.6	Consent of Qualified Person (NI 43-101) – Jim Fogarty (Knight Piésold Ltd.)
99.7	Consent of Qualified Person (NI 43-101) – Ian Stilwell (BGC Engineering Inc.)
99.8	Consent of Qualified Person (NI 43-101) – Rolf Schmitt (ERM Consultants Canada Ltd.)
99.9	Consent of Qualified Person (NI 43-101) – A.J. MacDonald (Integrated Sustainability Ltd.)
99.10	Consent of Qualified Person (NI 43-101) – David Baldwin (Carisbrooke Consulting Inc.)
99.11	Consent of Qualified Person (NI 43-101) – Steven Andrew Baisley (M.A. O’Kane Consultants Inc.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2023

SKEENA RESOURCES LIMITED

By:	/s/ Andrew MacRitchie
Andrew MacRitchie
Chief Financial Officer